Exhibit 99.1

News Release

NORBORD REPORTS RECORD 2020 RESULTS

Note: Financial references in US dollars unless otherwise indicated. This news release reviews Norbord’s standalone performance during the 2020 fiscal year as Norbord and West Fraser operated as separate companies during the 2020 fiscal year (see Acquisition by West Fraser section below).

2020 HIGHLIGHTS

•	Acquisition by West Fraser completed February 1, 2021

•	Record full-year Adjusted EBITDA of $865 million and Adjusted earnings of $6.38 per diluted share

•	Record annual production at three mills (one in North America and two in Europe)

•	Liquidity of $985 million at year-end

•	Announced intention to restart production at Chambord, Quebec mill in spring 2021

•	Published 2020 Environmental, Social and Governance (ESG) report

TORONTO, ON (February 11, 2021) – Norbord Inc. (Norbord), a wholly-owned subsidiary of West Fraser Timber Co. Ltd. (West Fraser) (TSX and NYSE: WFG) effective February 1, 2021, today reported Adjusted EBITDA of $865 million for the full-year 2020 compared to $138 million in 2019. The improvement was due to significantly higher realized North American oriented strand board (OSB) prices, productivity improvements and lower raw material prices, partially offset by higher mill profit share costs attributed to higher earnings, lower shipment volumes and higher raw material usages. North American operations generated Adjusted EBITDA of $832 million compared to $85 million in the prior year and European operations delivered Adjusted EBITDA of $48 million compared to $64 million in the prior year.

For the fourth quarter of 2020, Norbord reported Adjusted EBITDA of $384 million compared to $322 million in the third quarter of 2020 and $27 million in the fourth quarter of 2019. The quarter-over-quarter increase was primarily driven by higher realized North American OSB prices, partially offset by lower shipment volumes, while the year-over-year increase was due to significantly higher North American OSB prices and higher shipment volumes. North American operations generated Adjusted EBITDA of $370 million in the fourth quarter compared to $310 million in the third quarter of 2020 and $20 million in the fourth quarter of 2019, and European operations delivered Adjusted EBITDA of $20 million compared to $16 million in the prior quarter and $11 million in the same quarter last year.

“The past year was truly remarkable in many respects for Norbord,” said Peter Wijnbergen, President & CEO of Norbord and now President, Engineered Wood of West Fraser. “After adjusting our production strategy in response to the demand challenges brought about by the COVID-19 pandemic in the first half of the year, OSB demand from new home construction and repair & remodeling recovered beyond expectations and forecasts in the second half, lifting North American benchmark prices to all-time highs. In fact, the recovery of demand was so robust that we reported back-to-back record quarterly results in the third and fourth quarters. In Europe, our results were more adversely impacted by the pandemic though we saw steady improvement in the back half of the year with panel prices recovering and production ramping up at the recently commissioned Inverness, Scotland Phase 2 expansion.”

“Given all that has transpired this year, I am extremely pleased with our team’s ability to remain focused within the strict protocols required by the pandemic and significantly improve our safety performance. I am also proud that we quickly learned how to scale our production to demand while containing manufacturing costs and achieving record annual production at three of our mills during these extraordinary times. Further, we were able to release our inaugural ESG report as planned before the end of the year.”

“With customer demand exceeding our ability to supply it, we announced the intended spring 2021 resumption of OSB production at our Chambord, Quebec mill as part of our flexible operating strategy. We remain optimistic that the worst of the pandemic has passed but we also recognize that economic uncertainty remains elevated and our business is inherently cyclical, therefore we remain vigilant. We will continue to focus on the health and safety of our employees as well as our customers’ needs, and on managing the business to be resilient, flexible and sustainable.”

“As we move forward with West Fraser as one organization, I want to acknowledge my Norbord colleagues for all their commitment and hard work, especially this past year. I look forward to continuing to work together as President of Engineered Wood at West Fraser as we embark on a new and exciting next chapter in our company’s story.”

Acquisition by West Fraser

On November 19, 2020, the Company and West Fraser announced that they had entered into an arrangement agreement pursuant to which West Fraser would acquire all of the outstanding common shares of the Company in an all-share transaction in which Norbord shareholders would receive 0.675 of a West Fraser share for each Norbord share. The transaction was completed on February 1, 2021, Norbord became a wholly-owned subsidiary of West Fraser, and Norbord’s shares were delisted from the TSX on February 2, 2021 and from the NYSE on February 1, 2021.

For the full-year 2020, Norbord recorded Adjusted earnings of $517 million or $6.39 per basic share ($6.38 per diluted share) versus an Adjusted loss of $30 million or $0.37 per share (basic and diluted) in 2019. Norbord recorded Adjusted earnings of $261 million or $3.23 per share (basic and diluted) in the fourth quarter of 2020 versus Adjusted earnings of $204 million or $2.52 per share (basic and diluted) in the prior quarter and an Adjusted loss of $11 million or $0.13 per share (basic and diluted) in the same quarter last year. Adjusted earnings (loss) exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q4 2020	Q3 2020	Q4 2019	2020	2019
Earnings (loss)	256	203	(12)	497	(42)
Adjusted for:
(Reversal) impairment of assets, net	(3)	—	—	13	10
Loss on disposal of assets	1	—	2	4	3
Stock-based compensation and related costs	4	2	1	8	3
Costs related to 100 Mile House closure	—	10	—	10	2
West Fraser transaction costs	4	—	—	4	—
Contract settlement	3	—	—	3	—
Costs on early extinguishment of 2020 Notes	—	—	—	—	10
Reported income tax expense (recovery)	78	61	(6)	150	(27)

Adjusted pre-tax earnings (loss)	343	276	(15)	689	(41)
Income tax (expense) recovery at statutory rate(1)	(82)	(72)	4	(172)	11

Adjusted earnings (loss)(2)	261	204	(11)	517	(30)

(1)

Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 - 26%). Q1 to Q3 of 2020 were based on the 26% rate and a true up for the full year rate of 25% was reflected in Q4.

(2)	Non-IFRS measure.

Market Conditions

According to the APA – The Engineered Wood Association (APA), new home construction is the largest end use for the OSB industry in North America, accounting for approximately 58% of OSB consumption in 2020. 2020 US housing starts were up 7% year-over-year to 1.38 million, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.67 million in December, a 5% increase over December 2019. Single-family starts (which use approximately three times more OSB than multifamily) increased by 12%, and represented 72% of total starts, up from 69% in 2019. New home construction has rebounded significantly since the low of 0.55 million in 2009, with the seasonally-adjusted pace of US housing starts above the long-term annual average of 1.5 million for the past three months.

According to the APA, 2020 North American OSB production was in line with 2019 at approximately 23.0 Bsf (3/8-inch basis), representing 69% of total North American structural panel production and 96% of the OSB industry’s operating production capacity (85% of industry installed capacity). This compares to an estimated operating rate of 83% in 2019.

In 2020, North American benchmark OSB prices were significantly higher than in 2019. Prices commenced their ascent at the start of the year, pausing in the second quarter due to the impact of the COVID-19 pandemic on demand, then climbing dramatically to record highs in the second half of the year. The North Central benchmark OSB price ranged from a low of $220 per Msf (7/16-inch basis) in January to a high of

$710 per Msf in December and averaged $443 per Msf for the year. The table below summarizes average benchmark OSB prices by region for the relevant years:

North American region	% of Norbord’s operating capacity	Q4 2020	Q3 2020	Q4 2019	2020	2019
North Central	16%	666	578	223	443	210
South East	39%	644	572	199	429	187
Western Canada	25%	643	579	190	422	166

In Europe, panel prices continued the decline started in 2019, particularly in the UK where the impact of the pandemic on customer demand was more acute than on the continent. In the UK, where three of Norbord’s four European mills are located, GDP shrank 10%, unemployment rose and housing starts declined largely due to the impact of the pandemic. In Germany, Europe’s largest continental OSB market, GDP growth declined 7% with a slight decline in housing starts from the previous year. In local currency terms, average panel prices for the full year declined 9% from 2019, but prices started rebounding in the back half of the year when demand improved as pandemic restrictions eased.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2020, the Pound Sterling ranged from 1.07 to 1.20 versus the Euro and averaged 1.13 compared to 1.14 in 2019.

Performance

Norbord’s Occupational Safety and Health Administration (OSHA) recordable injury rate was 0.87 in 2020, 30% lower than 2019, and five mills completed recordable injury-free years.

In North America, full-year shipment volumes decreased 6% driven by the production curtailments taken in the second quarter to align with reduced demand due to the COVID-19 pandemic. Fourth quarter shipments were down 8% from the prior quarter but increased 5% year-over-year. The lower shipments quarter-over-quarter reflect fewer fiscal days and maintenance downtime taken during the typical seasonal demand slowdown in the fourth quarter. An annual production record was achieved at the High Level, Alberta OSB mill.

For the full year, Norbord’s North American operating OSB mills produced at 80% of available capacity compared to 85% in 2019 (excluding the curtailed Chambord, Quebec mill). The decrease in capacity utilization was due to the indefinite curtailments taken in the prior year and by the impact of the pandemic on customer demand in the second quarter. Despite this, Norbord’s 2020 North American OSB cash production costs per unit (excluding mill profit share) decreased 2% versus the prior year due to lower raw material prices and improved productivity, partially offset by higher raw material usages.

European shipment volume was 3% higher in 2020 driven by strong OSB demand growth that more than offset the second quarter pandemic impact on customer demand. Annual production records were achieved at the OSB mills in Genk, Belgium and Inverness, Scotland. Norbord’s panel mills produced at 87% of stated capacity in 2020 versus 88% in 2019. The decrease in capacity utilization was driven by the 225 million square feet (MMsf) (3/8-inch basis) restatement of capacity from the completion of Phase 2 of the Inverness mill expansion project.

The Company generated net Margin Improvement Program (MIP) gains of $55 million in 2020 due to improved productivity, notably from the Inverness mill, and product mix. This is in line with the Company’s best-ever MIP result in 2004.

Based on the strong free cash flow in the second half of 2020 and in line with Norbord’s capital allocation priorities, a number of projects were pulled forward into fiscal 2020. As a result, investment in property, plant and equipment for the full year was $124 million ($128 million including intangible assets). During 2020, $19 million ($47 million in total) of the $46 million (£35 million) budgeted was invested in the Inverness Phase 2 expansion project. This project is now complete and the state-of-the-art continuous press continues to ramp up towards its restated Phase 2 capacity of 945 MMsf (3/8-inch basis). At Chambord, $7 million was invested during 2020 ($58 million project-to-date of the $71 million budgeted) to rebuild the Chambord mill for restart, which is planned for spring 2021.

Looking ahead to 2021, capital expenditures are targeted at approximately $185 million. This will include maintenance of business projects, projects focused on debottlenecking capacity, reducing manufacturing costs, and enhancing process safety across the mills, as well as the remaining portion to complete the rebuild of the Chambord mill. It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

At year-end, the Company had unutilized liquidity of $985 million, comprising $568 million in cash and cash equivalents and $417 million in unused credit lines. Operating working capital was $121 million compared to $120 million at the same quarter-end last year. The Company’s tangible net worth was $1,403 million and net debt to capitalization on a book basis was 7%.

Capital Returns to Shareholders

Norbord returned $100 million in cash to shareholders through dividends and share repurchases in 2020. A total of $72 million was paid in dividends and 1.1 million common shares were repurchased for $28 million in 2020. Under its Normal Course Issuer Bid (NCIB) that commenced on November 5, 2019 and expired November 4, 2020, Norbord repurchased 1.4 million common shares at a weighted average price of C$33.17 per common share, representing a total cost of $33 million. Norbord did not renew the NCIB when it expired on November 4, 2020 and did not repurchase any shares in the fourth quarter of 2020.

Update for Bondholders

Following the repayment and termination of the Company’s revolving bank lines on completion of the acquisition by West Fraser, the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the 2023 and 2027 senior notes was terminated. The termination of the collateral platforms resulted in the discharge of the liens that supported both collateral platforms. The 2023 and 2027 senior notes are now, as a consequence of such termination, unsecured obligations of Norbord.

Pursuant to the indentures governing the 2023 and 2027 senior notes, following Norbord’s acquisition by West Fraser, the Company is required to make a change of control offer to all holders of the notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest. Any notes that are not tendered to such offer will continue to remain outstanding obligations of Norbord subject to the terms and conditions of their indentures. Details will be provided in a notice of the offer to be mailed to the holders of the Norbord notes.

Outlook

Industry experts are forecasting US housing starts ranging from 1.35 million to 1.55 million in 2021. The key indicators for the US housing market, including strong new home sales, housing permits and single family starts, minimal new home inventories, and low mortgage rates, continue to provide a positive outlook for OSB demand. Similarly, repair-and-remodelling demand has remained robust and demand from industrial customers has normalized following significant pandemic-imposed restrictions earlier in the year. Notwithstanding these positive trends, there remains considerable uncertainty in the broader economic environment as the second wave of COVID-19 plays out. Should conditions change, Norbord is well positioned to respond with its flexible operating strategy.

Additional Information

Norbord’s year-end 2020 news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements are being filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com and on West Fraser’s website at www.westfraser.com. Norbord will soon file its 2020 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2020, with the SEC on EDGAR (www.sec.gov) as well as with the Canadian securities authorities on SEDAR (www.sedar.com). These documents are also available in the investors section of the Company’s website and on West Fraser’s website. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Representatives from West Fraser and Norbord will hold a joint conference call for analysts and institutional investors on Friday, February 12, 2021 at 11:30 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.westfraser.com. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until February 19, 2021 by dialing 1-888-390-0541 or 416-764-8677 (entry code 950002 #). Audio playback and a written transcript will be available on the Norbord website.

Company Profile

Norbord is a wholly-owned subsidiary of West Fraser, a publicly traded company listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “WFG”. West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, West Fraser produces lumber, engineered wood (OSB, LVL, MDF, plywood, particleboard), and other products including pulp, newsprint, wood chips, and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue and box materials.

-end-

Contact:

Robert B. Winslow, CFA

Director of Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

or

Heather Colpitts

Director, Corporate Affairs Tel.

(416) 643-8838

shareholder@westfraser.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to the Company’s strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation and (24) integration into West Fraser and risks relating to the combined business.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 11, 2021 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2020 Management’s Discussion and Analysis dated February 11, 2021.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this news release, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, operating working capital, tangible net worth, and net debt to capitalization, book basis. Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified); operating working capital as accounts receivable plus inventory and prepaids less accounts payable and accrued liabilities; tangible net worth as shareholders’ equity including certain adjustments; net debt to capitalization, book basis as net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth; net debt for financial covenant purposes as net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances; and net debt as the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures, and/or tax rates. See “Non-IFRS Financial Measures” in Norbord’s 2020 Management’s Discussion and Analysis dated February 11, 2021 for a quantitative reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measure.

Consolidated Balance Sheets

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents	$568	$20
Accounts receivable	227	136
Taxes receivable	—	63
Inventory	225	230
Prepaids	12	13

	1,032	462
Non-current assets
Property, plant and equipment	1,417	1,427
Intangible assets	19	21
Deferred income tax assets	3	2
Other assets	6	9

	1,445	1,459

	$2,477	$1,921

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$343	$259
Taxes payable	112	1

	455	260
Non-current liabilities
Long-term debt	658	657
Other long-term debt	—	68
Other liabilities	44	40
Deferred income tax liabilities	200	192

	902	957

Shareholders’ equity	1,120	704

	$2,477	$1,921

Consolidated Statements of Earnings (Loss)

Years ended December 31, (US $ millions, except per share information)	2020	2019
Sales	$2,407	$1,731
Cost of sales	(1,527)	(1,582)
General and administrative expenses	(23)	(14)
Depreciation and amortization	(133)	(136)
Loss on disposal of assets, net	(4)	(3)
Impairment of assets, net	(13)	(10)
Costs related to 100 Mile House closure	(10)	(2)

Operating income (loss)	697	(16)
Non-operating (expense) income:
Finance costs	(43)	(45)
Interest income	—	2
West Fraser transaction costs	(4)	—
Contract settlement	(3)	—
Costs on early extinguishment of 2020 Notes	—	(10)

Earnings (loss) before income tax	647	(69)
Income tax (expense) recovery	(150)	27

Earnings (loss)	$497	$(42)

Earnings (loss) per common share
Basic	$6.14	$(0.51)
Diluted	6.14	(0.51)

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, (US $ millions)	2020	2019
Earnings (loss)	$497	$(42)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(2)	—
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain on foreign operations	14	14

Other comprehensive income, net of tax	12	14

Comprehensive income (loss)	$509	$(28)

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	2020	2019
Share capital
Balance, beginning of year	$1,278	$1,280
Issue of common shares upon exercise of options	7	1
Common shares repurchased and cancelled	(18)	(27)
Reverse accrual for common shares repurchased and cancelled under ASPP	—	24

Balance, end of year	$1,267	$1,278

Merger reserve	$(96)	$(96)

Contributed surplus
Balance, beginning of year	$4	$4
Stock-based compensation	1	1
Stock options exercised	(1)	(1)

Balance, end of year	$4	$4
Retained earnings (deficit)
Balance, beginning of year	$(299)	$(168)
Earnings (loss)	497	(42)
Common share dividends	(72)	(86)
Common shares repurchased and cancelled	(10)	(21)
Reverse accrual for common shares repurchased and cancelled under ASPP	—	18

Balance, end of year(i)	$116	$(299)

Accumulated other comprehensive loss
Balance, beginning of year	$(183)	$(197)
Other comprehensive income, net of tax	12	14

Balance, end of year	$(171)	$(183)

Shareholders’ equity	$1,120	$704

(i) Retained earnings (deficit) comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	379	(36)

	$116	$(299)

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	2020	2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$497	$(42)
Items not affecting cash:
Depreciation and amortization	133	136
Deferred income tax	10	20
Impairment of assets, net	13	10
Costs on early extinguishment of 2020 Notes	—	10
Costs related to 100 Mile House closure	7	1
West Fraser transaction costs	2	—
Contract settlement	3	—
Loss on disposal of assets, net	4	3
Other items	5	16

	674	154
Net change in non-cash operating working capital balances	(16)	(47)
Net change in taxes receivable and taxes payable	171	(88)

	829	19

Investing activities
Investment in property, plant and equipment	(102)	(146)
Investment in intangible assets	(4)	(4)

	(106)	(150)
Financing activities
Common share dividends paid	(72)	(86)
Accounts receivable securitization (repayment) drawings, net	(68)	68
Issuance of debt	—	350
Repayment of debt	—	(240)
Debt issuance costs	(1)	(6)
Premium on early extinguishment of 2020 Notes	—	(9)
Issue of common shares	6	1
Repurchase of common shares	(28)	(48)
Repayment of lease obligations	(12)	(10)

	(175)	20

Foreign exchange revaluation on cash and cash equivalents held	—	3

Cash and cash equivalents
Increase (decrease) during year	548	(108)
Balance, beginning of year	20	128

Balance, end of year	$568	$20